EXHIBIT (a)(1)(E)

PERSONALIZED OPTION ADDENDUM

Name: [INSERT]

The information below is your personalized addendum containing information regarding your eligible option(s).

Eligible Option Grant(s) as of June 14, 2007

Grant Date	Grant Number	Exercise Price		Outstanding Options	Value at Grant
[INSERT]	[INSERT]	$	[INSERT]	[INSERT]	[INSERT]

*	Value at Grant represents the fair market value of a share of the common stock of ISSI on the option’s measurement date for financial reporting purposes.

If you are entitled to a cash payment, on or promptly following January 1, 2008, the Company will pay you any cash payment provided for above, less any applicable tax withholding. You should direct questions regarding you eligible option(s) contained in this document to Eve Lai at:

Eve Lai

Integrated Silicon Solution, Inc.

Tel: (408) 969-4621

Fax: (408) 969-4721

E-mail: elai@issi.com